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                          June 5, 2020

       Cielo Hernandez
       Senior Vice President & Chief Financial Officer
       South Jersey Industries, Inc.
       1 South Jersey Plaza
       Folsom, NJ 08037


                                                        Re: South Jersey
Industries, Inc.
                                                            File No. 001-06364
                                                            South Jersey Gas
Company
                                                            File No. 000-22211
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 27,
2020

       Dear Ms. Hernandez:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Results of Operations
       SJI Utilities
       SJG Utility Operations, page 41

   1. We note your presentation of the non-GAAP measure utility margin for your South Jersey
                                                        Gas Co. ("SJG") and
Elizabethtown Gas Company ("ETG") utility operations. Please present reconciliations
for these non-GAAP measures in accordance with Item
                                                        10(e)(1)(i)(B) of
Regulation S-K. In doing so, reconcile these measures to the most directly comparable
GAAP measure of gross margin. If you do not believe gross margin
 Cielo Hernandez
South Jersey Industries, Inc.
June 5, 2020
Page 2
         that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.
Financial Statements
Notes to Consolidated Financial Statements
19. Revenues, page 154

2. Please disclose the amount of revenue arising from alternative revenue programs. Refer to ASC 980-605-45-1. Please also disclose whether you meet all three of the recognition criteria within 980-605-25-4 and disclose the methodology used to calculate revenues from alternative revenue programs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong, Kim, Staff Accountant, at 202-551-3323 or Robert Babula, Staff
Accountant, at (202) 551-3339 with any questions.



FirstName LastNameCielo Hernandez                            Sincerely,
Comapany NameSouth Jersey Industries, Inc.
                                                             Division of
Corporation Finance
June 5, 2020 Page 2                                          Office of Energy &
Transportation
FirstName LastName